Exhibit 99.2

NOT FOR RELEASE IN THE USA

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IMMEDIATE	11 May 2003

Royal & SunAlliance re Final Pricing of Promina IPO

- Achieves Capital Release of £540m

Royal & SunAlliance today announces that, following the closing of the book build process on Friday 9 May, the final offer price for the institutional offer on the Promina IPO has been determined at A$1.80 per share. This price is above the mid point of the indicative institutional price range of A$1.50 to A$2.00 per share. The risk based capital release from the IPO will be around £540m.

Andy Haste, Group Chief Executive, Royal & SunAlliance said,

“I am delighted by the success of the IPO and the excellent demand for Promina shares. There was a strong level of oversubscription and the register is of high quality.

“The IPO will deliver a major component of the actions we are taking to reshape the Group and to strengthen our capital position. Through the IPO, we will successfully unlock the significant value of our Australian and New Zealand businesses.

“The capital release from the IPO, together with the release of capital from the sale of our UK Healthcare and Assistance business last month, will significantly improve our risk based capital position. It will also greatly increase our statutory surplus.”

Assuming the over allotment option is exercised over at least 100 million shares, the aggregate proceeds to Royal & SunAlliance, including repayment of the intra group subordinated debt and after associated costs, will be £662m1. To the extent that the Royal & SunAlliance over allotment option is not exercised over at least 100 million shares, Royal & SunAlliance could retain up to 10% of the shares in Promina.

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Issued by Royal & Sun Alliance Insurance Group plc, 30 Berkeley Square, London W1J 6EW Telephone +44 (0)20 7569 6137 Facsimile +44 (0)20 7569 6288

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Trading of the Promina shares is anticipated to begin on a conditional and deferred settlement basis on the ASX and NZSE on 12 May 2003. Settlement is anticipated to take place on 16 May 2003 and unconditional trading of Promina shares will take place thereafter.

Important Disclaimer
This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the final aggregate proceeds from the disposal, the number of shares issued under the IPO and the market capitalisation of Promina. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Securities may not be offered or sold in the United States unless the securities have been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or an exemption from registration is available. The securities in the offering have not been and will not be registered under the Securities Act

Notes to Editors

•	Of the 900 million shares offered for sale before the exercise of the over allotment options, 272 million were allocated to retail investors at a price of A$1.70.

•	If the Promina over allotment option of 57 million primary shares is exercised in full this implies a market capitalisation of Promina of A$1,903m (£764m1).

•	The aggregate proceeds comprise: consideration for the sale of the shares owned by the Group in Promina of £344m1; the outstanding consideration payable for the transfer of Royal & Sun Alliance New Zealand Limited to Promina of approximately £211m1; and the repayment of intra group subordinated debt owed to Royal & SunAlliance totalling approximately £137m [1].

•	As indicated in the announcement of 31 March, Royal & SunAlliance will be making available up to A$100m of capital to LMI, the mortgage insurance business in run off within the Promina Group.

•	Royal & SunAlliance’s share of associated IPO and rebranding costs is estimated to be £30m1.

•	Promina’s ASX code will be ‘PMN’.

•	[1] Currency translations have been calculated at an exchange rate of £1 = A$2.49, being the rate as of Friday, 9 May 2003.

--ENDS--

Enquiries to:

Malcolm Gilbert
Tel: +44 (0)20 7569 6138

Issued by Royal & Sun Alliance Insurance Group plc, 30 Berkeley Square, London W1J 6EW Telephone +44 (0)20 7569 6137 Facsimile +44 (0)20 7569 6288